Morgan Stanley Variable Life

Issued by
Everlake Life Insurance Company
Through
Everlake Life Variable Life Separate Account A

Supplement Dated October 10, 2024 to
Notice Document Dated May 1, 2024

This supplement contains information about an upcoming change to the following Sub-Accounts: Morgan Stanley VIF U.S. Real Estate Portfolio and Morgan Stanley VIF Global Infrastructure Portfolio (Individually referred to as the “U.S. Real Estate Sub-Account” and the “Global Infrastructure Sub-Account”, respectively, and collectively referred to as the “Sub-Accounts”).

The U.S. Real Estate Sub-Account and the Global Infrastructure Sub-Account are two of the investment options available under the Morgan Stanley Variable Life insurance contract (“Contract”). Please keep this supplement for future reference together with your Notice Document.

Fund Closures
On September 30, 2024, the Board of Directors of Morgan Stanley Variable Insurance Fund, Inc. (the "Company") approved a Plan of Liquidation with respect to the Morgan Stanley VIF U.S. Real Estate Portfolio – Class I, in which the U.S. Real Estate Sub-Account invests, and the Morgan Stanley VIF Global Infrastructure Portfolio – Class I, in which the Global Infrastructure Sub-Account invests (collectively referred to as the “Portfolios”). The Portfolios will suspend the offering of its shares to all investors at the close of business on or about December 4, 2024, and the liquidation is expected to occur on or about December 6, 2024 ("Liquidation Date").

Sub-Account Closures
The U.S. Real Estate Sub-Account and the Global Infrastructure Sub-Account will continue to be available for additional investment only until the close of business on December 4, 2024. Thereafter, the Sub-Accounts will no longer accept purchase payments, transfers, or any other allocations. Any purchase payment, transfers, or other allocations (including automatic transactions such as systematic transfers, automatic portfolio rebalancing, and dollar cost averaging) to the U.S. Real Estate Sub-Account or to the Global Infrastructure Sub-Account after December 4, 2024 will be automatically invested in the Variable Sub-Account investing in the Invesco V.I. Government Money Market Fund – Series I (“Government Money Market Sub-Account”).

Effective as of the Liquidation Date, the Sub-Accounts will no longer be available as investment options under your Contract, and any amount invested in these Sub-Accounts as of the Liquidation Date will be transferred to the Government Money Market Sub-Account. After the Liquidation Date, unless you have instructed us otherwise, any outstanding instructions you have on file with us that designates the U.S. Real Estate Sub-Account and/or the Global Infrastructure Sub-Account will be deemed an instruction for the Government Money Market Sub-Account.

TRANSFERS
Prior to the Liquidation Date, you may change your allocation instructions and transfer your contract value from the Sub-Accounts to any other available Variable Sub-Account offered under your Contract without the transfer counting toward the maximum transfers per year or the number of transfers that may be made in any period without charge.

For a period of 60 days after the Liquidation Date, you may transfer some or all of your Contract value that was transferred to the Government Money Market Sub-Account to any other available Sub-Account without such transfer counting toward the maximum transfers per year or the number of transfers that may be made in any period without charge.

During the periods described above, market timing and rider allocation plan limitations will continue to apply. You may effect transfers by written request, telephone or by any other method we make available under your Contract. For convenience, you may use the transfer request form that accompanies this notice. We will send you a confirmation showing the date and other details of any amount that is transferred to the Government Money Market Sub-Account or to the investment option that you choose.

OTHER INFORMATION
If you have any questions regarding these changes, please feel free to contact your financial representative/agent or Everlake Life Insurance Company directly at 1-800-865-5237.

The prospectus for the Government Money Market Sub-Account and any of the other underlying funds that correspond to the Variable Sub-Accounts offered under your Contract can be found online at https://www.everlakelife.com/morgan-stanley-spvl. You also can request this information at no cost by calling 1-800-865-5237 or by sending an email request to service@allstate.com.